SKADDEN, ARPS, SLATE, MEAGHER & FLOM

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GEOFFREY CHAN *

SHU DU *

ANDREW L. FOSTER *

CHI T. STEVE KWOK *

EDWARD H.P. LAM ◆*

HAIPING LI *

RORY MCALPINE ◆

JONATHAN B. STONE *

PALOMA P. WANG

◆ (ALSO ADMITTED IN ENGLAND & WALES)

* (ALSO ADMITTED IN NEW YORK)

REGISTERED FOREIGN LAWYER

Z. JULIE GAO (CALIFORNIA)

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September 20, 2021

Confidential

Draft Registration Statement

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	PropertyGuru Group Limited

Confidential Submission of the Draft Registration Statement on Form F-4

Dear Sir/Madam,

On behalf of PropertyGuru Group Limited, a foreign private issuer organized under the laws of the Cayman Islands (the “Company”) and, our client, Bridgetown 2 Holdings Limited, a company organized under the laws of the Cayman Islands (“SPAC”), we are hereby submitting a draft registration statement on Form F-4 (the “Draft Registration Statement”) relating to a proposed public offering in the United States of the Company’s ordinary shares, par value US$0.0001 per share, in connection with the proposed business combination involving the Company and SPAC, via EDGAR to the Securities and Exchange Commission (the “Commission”) for confidential review pursuant to the Jumpstart Our Business Startups Act, as amended (the “JOBS Act”). The Company confirms that it is an “emerging growth company” as defined in the JOBS Act and its securities have not been previously sold pursuant to an effective registration statement under the Securities Act of 1933, as amended.

The Draft Registration Statement includes the audited consolidated financial statements of the Company and the audited combined financial statements of the Company’s recently acquired “Panama Group” (as defined in the Draft Registration Statement) as of and for the years ended December 31, 2019 and 2020, as well as the audited financial statements of SPAC from its inception through December 31, 2020 and the unaudited interim financial statements of SPAC as of and for the three and six months ended June 30, 2020 and 2021. The Company intends to include the Company’s unaudited interim consolidated financial statements as of and for the six months ended June 30, 2020 and 2021 and the Panama Group’s unaudited interim combined financial statements as of and for the six months ended June 30, 2020 and 2021 in a subsequent filing. The Draft Registration Statement also includes unaudited pro forma condensed combined financial statements as of and for the year ended December 31, 2020, and the unaudited pro forma interim condensed combined financial statements as of and for the six months ended June 30, 2021 will be included in a subsequent filing.

*        *         *

Securities and Exchange Commission

September 20, 2021

If you have any questions regarding the Draft Registration Statement, please contact the undersigned by phone at +852 3740 4703 or via email at jonathan.stone@skadden.com.

Very truly yours,

/s/ Jonathan Stone
Jonathan Stone

cc:	Sharon Lau, Partner, Latham & Watkins LLP